Exhibit 99.1

GOLD STANDARD ANNOUNCES AN UPDATED PRE-FEASIBILITY STUDY WITH A 40% IRR FOR THE SOUTH RAILROAD PORTION OF THE RAILROAD-PINION OXIDE GOLD PROJECT, CARLIN TREND, NEVADA

Trade-off studies reduce initial capital from $194.0M to $132.9M for the Dark Star and Pinion gold oxide deposits

February 18, 2020 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today announced positive results from the Updated South Railroad Pre-Feasibility Study (“PFS”) on its 100%-owned/controlled Railroad-Pinion project in Nevada’s Carlin Trend, which show significant improvements compared to the first generation PFS released on September 10, 2019 (news release). The South Railroad portion of the Railroad-Pinion project consisting of the Dark Star deposit and Pinion deposit, hosts one of the largest, undeveloped oxide gold reserves on the Carlin Trend.

The first South Railroad PFS recommended a series of trade-off and optimization studies which have been completed and incorporated into the Updated PFS. Resource and reserve estimates remain materially unchanged since the September 10, 2019 news release and were not part of the PFS trade-off studies. The trade-off studies enhanced project economics and reduced project risks by lowering initial capital costs from $194M to $132.9M, increasing the after-tax IRR from 27.8% to 40%, and increasing the after-tax NPV from $241.5M to $265.0M.

All references to the term “ore” contained in this press release refer to mineral reserves not mineral resources.

Key Highlights of the Updated Base Case South Railroad PFS include (all currencies are shown in US dollars):

  Pre-tax net present value (“NPV”) of $331.4M at a 5% discount rate and an after tax NPV of $265.0M at a $1,400 gold price and a $17.11 silver price, with a mineral reserve pit designs based on a gold price of $1,250 per ounce and a silver price of $15.30 per ounce.

  After-tax IRR of 40.0%.

  Average annual gold placement of 156,000 ounces of gold per year over an initial 8-year mine life.

  Average life of mine cash cost of $582 per ounce after by-product credit, and all in sustaining costs (“AISC”)1 of $707 per ounce.

  Proven and probable mineral reserves of 1.246 million ounces of gold and 2.705 million ounces of silver.

  Life of mine strip ratio of 3.1:1.

  Initial capital expenditures of $132.9M.

  Project economics include 15% contingency

Trade-Off Study Results Incorporated in Updated PFS

  Revised base case incorporates a lease-to-own strategy for major mining equipment and power generation units. The published technical report will also include evaluation of purchased equipment as an alternative.

  Optimized mine / process plan for improved ounce flow, enhanced NPV and lower pre-stripping costs. The optimized mine design reduced pre-stripping to accelerate run of mine leach production from Dark Star.

  The heap leach pad closure plan was changed to incorporate a clay cover rather than the higher- cost, high-density polyethylene cover option. This change is in line with Nevada permitting requirements.

  Included salvage value at the end of mine life for major mining equipment and power generation units.

  Toll milling costs for sulfide ore were captured.

  Increased capital and operating costs for liquified natural gas (“LNG”) on-site power generation compared to original line power.

  Slight decrease in gold ounces produced (936,000 ounces to 922,000 ounces) as a result of mine plan optimization which defers HPGR processing. Silver ounces produced remains the same.

Jonathan Awde, CEO and Director of Gold Standard commented: “We are very pleased to see the substantial improvement in project economics in this second PFS. Project design is an iterative process and we expect to see further improvements as we proceed with our development plans. The 2020 drilling program will focus on extending mine life through the potential conversion of Inferred ounces at Pinion, and other satellite deposits, to the Measured and Indicated categories, and step out exploration testing new geologic interpretations at Dark Star.”

Updated PFS Highlights

PFS Metric	2019 Prefeasibility	2020 Updated	Delta
	Study	Prefeasibility Study
Initial Capital Expenditures	$194.0M	$132.9M	-$61.1M
Life of Mine Capital Expenditures	$302.7M	$285.6M	-$17.1M
Life of Mine Pre-Tax Cash Flow	$409.7M	$439.7M	+$30.0M
Life of Mine Pre-Tax Net Present Value (5%)	$302.1M	$331.4M	+$29.3M
Life of Mine Pre-Tax IRR (internal rate of return)	32.4%	46.1%	13.7%
Life of Mine Net Cash Flow After Tax	$337.1M	$357.6M	+$20.5M
Life of Mine After Tax Net Present Value (5%)	$241.5M	$265.0M	+$23.5M
Life of Mine After Tax IRR	27.8%	40.0%	+12.2%
Cash Costs after By-Product Credit*	$582/oz	$582/oz	$0
AISC*	$657/oz	$707/oz	+$50/oz
Payback	2.7 years	3.3 years	+0.6 years

Notes:
1.	* See “Non-GAAP Financial Measures” at the end of this press release for a discussion of these measures.
2.	The Updated PFS was conducted using assumed metal prices of $1,400/oz gold and $17.11/oz silver. The mineral reserve estimate that provides the basis for the Updated PFS was conducted at assumed metal prices of $1,250/oz gold and $15.30/oz silver.

Sensitivity to Gold Price
The Updated PFS base case was run on $1,400/oz Au and $17.11/oz Ag and evaluated on $100 increments above and below the base case to identify potential upside/downside effects on the South Railroad Project (refer to financial sensitivity table below) based on metal price. For every $100 increase or decrease in the price of gold and corresponding silver price (using 81.8 ratio), the after tax NPV changes by approximately +20 percent.

	Base +$200	Base +$100	Base ($1400 Au)	Base -$100	Base -$200
Gold Price	$1600	$1500	$1400	$1300	$1200
Silver Price	$19.56	$18.33	$17.11	$15.89	$14.67
Pre-Tax Cash Flow	$623.0M	$531.3M	$439.7M	$348.1M	$256.5M
Pre-Tax Net Present Value (5%)	$481.2M	$406.3M	$331.4M	$256.5M	$181.6M
Pre-Tax IRR (%)	61.3%	53.8%	46.1%	38.1%	29.6%
After Tax Cash Flow	$506.3M	$432.1M	$357.6M	$282.9M	$207.6M
After Tax Net Present Value (5%)	$386.5M	$325.9M	$265.0M	$204.0M	$142.4M
After Tax IRR (%)	53.3%	46.8%	40.0%	33.0%	25.4%

Mark Laffoon, Gold Standard’s Project Director commented, “Completion of the Updated PFS is another significant achievement for both the South Railroad Project and GSV. The South Railroad project continues to progress along the development and de-risking path by a dedicated and talented team of geoscientists, subject matter technical experts, and permitting specialists. I am proud to be part of this team and associated with this project adding value in Elko County, Nevada.”

Next Steps and Opportunities
Completion of the positive Updated PFS allows for the finalization of permit applications to the Bureau of Land Management (lead permitting agency on the South Railroad Project) for an environmental impact statement (EIS). Continued drilling is planned for the potential conversion of inferred resources to measured and indicated for extension of the mine plan at Dark Star, Pinion and the Jasperoid Wash deposit.

Additional South Railroad Project opportunities / considerations include:

  Potential expansion of profitable mine life given current resources and exploration upside at the South Railroad Project.

Additional studies required to further de-risk the South Railroad Project include:

  Additional geotechnical studies need to be completed to further define the scope and cost of major civil works and foundations.

  Additional hydrological studies are required to provide a design of water disposal systems currently assumed to be rapid infiltration basins, and to determine optimized locations and treatment requirements and options.

  Additional hydrologic studies are required to analyze pit lake and closure alternatives.

  Additional detailed engineering design studies are required to finalize facilities in preparation of long-lead item acquisitions and potential production.

Technical Report
The Revised PFS Technical Report will be prepared by M3 Engineering & Technology Corporation (“M3”) and filed on SEDAR within 45 days following the date of this news release. Dr. Art Ibrado, PE, Project Manager, and Matthew Sletten, PE, with M3 are the qualified persons responsible for the scientific and technical information in this news release as defined by NI43-101. Thomas L. Dyer, PE, a Principal Engineer with MDA (a division of RESPEC), is the qualified person for the reserve estimate and mine planning in this news release, as defined by NI 43-101. Dr. Ibrado, Mr. Sletten, Mr. Dyer are independent of Gold Standard.

Don Harris, Registered Member SME (#04146776) and General Manager for Gold Standard; Steven Koehler, AIPG (CPG-10216) and Manager of Projects for Gold Standard; and Mark Laffoon, PE (NV #08708) and Project Director are the qualified persons, as defined by NI 43-101, Standards of Disclosure for Mineral Projects, who supervised the preparation of certain technical information in this release.

The Updated PFS Technical Report will include contributions from the following independent mining industry consultants including:

M3	PFS lead; general site arrangement and infrastructure design; financial modeling; overall report preparation
MDA (a division of RESPEC)	Mine plan schedule, mining operating and capital costs
Stantec Consulting Services Inc., In-Situ Inc.	Material characterization; hydrology and groundwater model
Kappes, Cassiday & Associates; GL Simmons LLC	Column, bottle roll and HPGR test work; metallurgical interpretation, process operation and capital costs
The Mines Group Incorporated	Leach pad and pond design and layout
EM Strategies	Lead for permitting activities
Golder Associates Inc.	Pit slope stability investigations and design
Barr Engineering	Blast fragmentation studies
Forte Dynamics Inc.	Mine / process planning optimization

Non-GAAP Financial Measures
The Company has included certain non-GAAP financial measures in this press release, including cash costs and all-in sustaining costs (AISC) per ounce of gold sold. These non-GAAP financial measures do not have any standardised meaning. Accordingly, these financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”).

Cash Costs
Cash costs are reflective of the cost of production. The Company reports cash costs on an ounces of gold sold basis. Other companies may calculate these measures differently and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Cash costs reported by Gold Standard includes mining, processing, transport, refining, general administration costs of the mine operations and royalties, but are exclusive of amortization, reclamation, capital and exploration costs and net of any value of the by-products.

All-in Sustaining Costs

This news release refers to expected AISC per ounce which is a non-GAAP measure however is a measure the Company believes more fully-defines the total costs associated with producing gold. This measurement has no standardized meaning under IFRS, accordingly there may be some variation in method of computation of “all-in sustaining costs” as determined by the Company compared with other mining companies. AISC reported by Gold Standard includes mine cash costs, land access payments, royalties, and sustaining capital expenditures, but excludes non-sustaining capitalized stripping and end of life reclamation costs.

Data Verification
The “qualified persons”, as such term is defined in NI 43-101, responsible for the preparation of the Updated PFS have verified the data disclosed in this news release, including sampling, analytical, and test data underlying the information contained in this news release. Geological, mine engineering and metallurgical reviews included, among other things, reviewing mapping, core logs, and re-logging existing drill holes, review of geotechnical and hydrological studies, environmental and community factors, the development of the life of mine plan, capital and operating costs, transportation, taxation and royalties, and review of existing metallurgical test work. In the opinion of the qualified persons responsible for the preparation of the Updated PFS, the data, assumptions, and parameters used to estimate mineral resources and mineral reserves, the metallurgical model, the economic analysis, and the preliminary feasibility study are sufficiently reliable for those purposes. The Updated PFS, when filed, will contain more detailed information concerning individual responsibilities, associated quality assurance and quality control, and other data verification matters, and the key assumptions, parameters and methods used by the Company.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced-stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. Gold Standard’s successful exploration of Pinion and Dark Star has created potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend.

Pinion has a resource estimate prepared in accordance with NI 43-101 consisting of an Measured and Indicated Mineral Resource of 28.93 million tonnes grading 0.58 g/t Au and 4.22 g/t Ag, totaling 544,000 ounces of gold and 3,929,000 ounces of silver, and an Inferred Resource of 10.81 million tonnes grading 0.64 g/t Au and 3.80 g/t Ag, totaling 224,000 ounces of gold and 1,322,000 ounces of silver, using a cutoff grade of 0.14 g/t Au and constrained by a $1,500/Au ounce LG Cone.

The Dark Star deposit has a resource estimate prepared in accordance with NI 43-101 consisting of a Measured and Indicated Mineral Resource of 32.72 million tonnes grading 0.88 g/t Au, totaling 921,000 ounces of gold and an Inferred Resource of 2.48 million tonnes grading 0.70 g/t Au, totaling 56,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounce LG Cone.

North Bullion has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Jasperoid Wash has a resource estimate prepared in accordance with NI 43-101 consisting of an Inferred Resource of 10.57 million tonnes grading 0.33 g/t Au, totaling 111,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounces LG Cone.

Neither the Toronto Stock Exchange nor its regulation services provider nor the NYSE AMERICAN

Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near-term development option, the results from the PFS, the lease to own strategy for major mining equipment and power generation units, the preparation and filing of a technical report for the PFS and the content to be contain therein, the plans for the Company’s 2020 drilling program, the potential conversion of inferred mineral resources to measured and indicated mineral resources, the step out exploration testing of new geologic interpretations at Dark Star, the finalization of permit applications to the Bureau of Land Management, and additional studies to de-risk the South Railroad Project are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com